AVINO SILVER & GOLD MINES LTD.

	T 604.682.3701	Suite 400, 455 Granville Street	ir@avino.com
	F 604.682.3600	Vancouver, BC V6C 1T1	www.avino.com

December 22, 2010	TSX-V: ASM U.S. OTC BB: ASGMF Berlin & FSE: GV6

AVINO CLOSES $5.1 MILLION FINANCING

Avino Silver and Gold Mines (the “Company”) has closed a non-brokered private placement with aggregate gross proceeds of $5,130,000 from the sale of 2,700,000 units (the “Units) at a price of $1.90 per unit.  Each unit is comprised of one common share and one non-transferrable share purchase warrant (a “Warrant”).  Each warrant entitles the investor to purchase one additional common share at an exercise price of $2.50 with a term of three (3) years until December 22, 2013.   The common shares issued, and any common shares issued pursuant to the exercise of Warrant prior to April 23, 2011 will be restricted from trading until April 23, 2011.

The Company is pleased to have Sprott Private Wealth LP (“Sprott”) facilitate the participation of its clients in the private placement and also to have Sprott Asset Management LP, on behalf of certain funds and managed accounts invest in the Company through the acquisition of Units. The Sprott Group has been instrumental in the development of countless successful mining ventures and Sprott Asset Management is a leading independent asset manager dedicated to achieving superior returns for its clients over the long term. Sprott manages several billion dollars through multiple funds and has been the winner of numerous prestigious distinctions that are awarded to funds providing superior returns.

The net proceeds of this Offering will be used to advance the Company’s San Gonzalo silver, gold, lead and zinc project at Durango, Mexico and general working capital requirements.

Founded in 1968, Avino has established a long record of mining and exploration in Mexico. The Company's focus is to bring the property to production. Avino remains well funded.

For more information on the San Gonzalo project, visit the Company’s website at www.avino.com

ON BEHALF OF THE BOARD

“David Wolfin”
______________________________
David Wolfin
President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.